UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D**

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

McMoRan Exploration Co.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

582411104
(CUSIP Number)

J. Taylor Crandall 201 Main Street, Suite 3100 Fort Worth, Texas 76102 (817) 390-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☐ .

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** All ownership percentages set forth herein assume that there are 84,975,267 shares of Stock outstanding (based on information contained in the Issuer’s pricing term sheet dated June 16, 2009 relating to an offering of common stock and convertible preferred stock (assuming that no over-allotment option is exercised)).

CUSIP No. 582411104	Page 3 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Alpine Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,447,498(1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,447,498(1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,498
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)	Power is exercised through its general partner, Algenpar, Inc.

CUSIP No. 582411104	Page 4 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Algenpar, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,447,498(1)(2) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,447,498(1)(2) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,498(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON CO

-------------------------

(1)	Power is exercised through its President, J. Taylor Crandall.
(2)	Solely in its capacity as the general partner of Alpine Capital, L.P.

CUSIP No. 582411104	Page 5 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON J. Taylor Crandall
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 3,447,498 (1) SHARED VOTING POWER 851,354 (2) SOLE DISPOSITIVE POWER 3,447,498 (1) SHARED DISPOSITIVE POWER 851,354 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,298,852 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)	Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is the general partner of Alpine Capital, L.P.
(2)	Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

CUSIP No. 582411104	Page 6 of 20 Pages

SCHEDULE 13D

(3)

Solely in his capacity as President and sole stockholder of Algenpar, Inc., which is the general partner of Alpine Capital, L.P., with respect to 3,447,498 shares of the Stock, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation, with respect to 851,354 shares of the Stock.

CUSIP No. 582411104	Page 7 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON The Anne T. and Robert M. Bass Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 851,354(1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 851,354(1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON CO

-------------------------

(1)	Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall.

CUSIP No. 582411104	Page 8 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Anne T. Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 851,354(1) SOLE DISPOSITIVE POWER 851,354(1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,354(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)	Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

CUSIP No. 582411104	Page 9 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Keystone Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,321,991(1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,321,991(1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,991
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON PN

-------------------------

(1)	Power is exercised through its managing general partner, Keystone MGP, LLC.

CUSIP No. 582411104	Page 10 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Keystone MGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,321,991(1)(2) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,321,991(1)(2) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,991(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

-------------------------

(1)	Power is exercised through its manager, Keystone Manager, LLC.
(2)	Solely in its capacity as the managing general partner of Keystone Group, L.P.

CUSIP No. 582411104	Page 11 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Keystone Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,321,991(1)(2) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,321,991(1)(2) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,991(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO

-------------------------

(1)	Power is exercised through Stratton R. Heath III, who is its President and sole member.
(2)	Solely in its capacity as the manager of Keystone MGP, LLC, which is the managing general partner of Keystone Group, L.P.

CUSIP No. 582411104	Page 12 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Stratton R. Heath III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER 1,321,991(1) SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 1,321,991(1) SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,321,991(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)	Solely in his capacity as the President and sole member of Keystone Manager, LLC, which is the manager of Keystone MGP, LLC, which is the managing general partner of Keystone Group, L.P.

CUSIP No. 582411104	Page 13 of 20 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Robert M. Bass
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER -0- SHARED VOTING POWER 851,354(1) SOLE DISPOSITIVE POWER -0- SHARED DISPOSITIVE POWER 851,354(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 851,354(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON IN

-------------------------

(1)	Solely in his capacity as a director of The Anne T. and Robert M. Bass Foundation.

CUSIP No. 582411104	Page 14 of 20 Pages

SCHEDULE 13D

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated December 9, 1998, as amended by Amendment No. 1 dated December 31, 1998, as amended by Amendment No. 2 dated January 25, 1999, as amended by Amendment No. 3 dated September 1, 1999, as amended by Amendment No. 4 dated October 1, 1999, as amended by Amendment No. 5 dated May 3, 2000, as amended by Amendment No. 6 dated September 10, 2001, as amended by Amendment No. 7 dated June 25, 2002, as amended by Amendment No. 8 dated July 10, 2002, and as amended by Amendment No. 9 dated June 18, 2007 (the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Stock"), of McMoRan Exploration Co. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D

ITEM 1.	SECURITY AND ISSUER

No material change.

ITEM 2.	IDENTITY AND BACKGROUND.

No material change.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended by the addition of the following:

On June 16, 2009, Keystone purchased 500,000 shares of Stock in a public offering (the “Offering”) for $5.75 per share in cash (or $2,875,000 in the aggregate). The source of funds was Working Capital. As used herein, the term “Working Capital” includes income from the business operations of an entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as “Working Capital” were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading, or voting the shares.

ITEM 4.	PURPOSE OF TRANSACTION.

No material change.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) are hereby amended and restated in their entirety as follows:

(a)

On June 16, 2009, Keystone purchased 500,000 shares of Stock in the Offering for $5.75 per share in cash.

CUSIP No. 582411104	Page 15 of 20 Pages

SCHEDULE 13D

All ownership percentages set forth herein assume that there are 84,975,267 shares of Stock outstanding (based on information contained in the Issuer’s pricing term sheet, dated June 16, 2009 relating to the Offering (assuming that no over-allotment option is exercised)).

ALPINE

The aggregate number of shares of the Stock that Alpine owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 3,447,498, which constitutes approximately 4.1% of the total number of shares of the Stock outstanding.

ALGENPAR

Because of its position as the general partner of Alpine, Algenpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 3,447,498 shares of the Stock, which constitutes approximately 4.1% of the total number of shares of the Stock outstanding.

CRANDALL

Because of his positions as President and sole stockholder of Algenpar, the general partner of Alpine, and as a director of the Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,298,852 shares of the Stock, which constitutes approximately 5.1% of the total number of shares of the Stock outstanding.

FOUNDATION

The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 851,354 shares of the Stock, which constitutes approximately 1.0% of the total number of shares of the Stock outstanding.

A. BASS

Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 851,354 shares of the Stock, which constitutes approximately 1.0% of the total number of shares of the Stock outstanding

KEYSTONE

The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 1,321,991, which constitutes approximately 1.6% of the total number of shares of the Stock outstanding.

KEYSTONE MGP

Because of its position as managing general partner of Keystone, Keystone MGP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,321,991 shares of the Stock, which constitutes approximately 1.6% of the total number of shares of the Stock outstanding.

CUSIP No. 582411104	Page 16 of 20 Pages

SCHEDULE 13D

KEYSTONE MANAGER

Because of its position as the manager of Keystone MGP, which is the managing general partner of Keystone, Keystone Manager may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,321,991 shares of the Stock, which constitutes approximately 1.6% of the total number of shares of the Stock outstanding.

S. HEATH

Because of his position as the President and sole member of Keystone Manager, which is manager of Keystone MGP, which is the managing general partner of Keystone, S. Heath may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 1,321,991 shares of the Stock, which constitutes approximately 1.6% of the total number of shares of the Stock outstanding.

R. BASS

Because of his position as a director of Foundation, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 851,354 shares of the Stock, which constitutes approximately 1.0% of the total number of shares of the Stock outstanding.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(b)

ALPINE

Acting through its general partner, Alpine has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,447,498 shares of the Stock.

ALGENPAR

As the general partner of Alpine, Algenpar has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,447,498 shares of the Stock.

CRANDALL

As the President and sole stockholder of Algenpar, which is the general partner of Alpine, Crandall has sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,447,498 shares of the Stock. As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

CUSIP No. 582411104	Page 17 of 20 Pages

SCHEDULE 13D

FOUNDATION

Acting through its three directors, Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

A. BASS

As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

KEYSTONE

Acting through its managing general partner, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,321,991 shares of the Stock.

KEYSTONE MGP

As the managing general partner of Keystone, Keystone MGP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,321,991 shares of the Stock.

KEYSTONE MANAGER

As the manager of Keystone MGP, which is the managing general partner of Keystone, Keystone Manager has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,321,991 shares of the Stock.

S. HEATH

As the President and sole member of the manager of the managing general partner of Keystone, S. Heath has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,321,991 shares of the Stock.

R. BASS

As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 851,354 shares of the Stock.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein has the power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

(c)    As set forth in Item 5(a), on June 16, 2009, Keystone purchased 500,000 shares of Stock in the Offering for $5.75 per share (or $2,875,000 in the aggregate).

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares during the past 60 days.

CUSIP No. 582411104	Page 18 of 20 Pages

SCHEDULE 13D

(d)    Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares owned by such Reporting Person.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

No material change.

CUSIP No. 582411104	Page 19 of 20 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: June 16, 2009

ALPINE CAPITAL, L.P.
By:	Algenpar, Inc., its general partner

By:	/s/ Kevin G. Levy
Kevin G. Levy Vice President

ALGENPAR, INC.
By:	/s/ Kevin G. Levy
Kevin G. Levy Vice President

KEYSTONE GROUP, L.P.
By:	Keystone MGP, LLC, its managing general partner
By:	Keystone Manager, LLC, its manager
By:	/s/ Kevin G. Levy
Kevin G. Levy Vice President

KEYSTONE MGP, LLC
By:	Keystone Manager, LLC, its manager
By:	/s/ Kevin G. Levy
Kevin G. Levy Vice President

CUSIP No. 582411104	Page 20 of 20 Pages

SCHEDULE 13D

KEYSTONE MANAGER, LLC
By:	/s/ Kevin G. Levy
Kevin G. Levy Vice President

By:	/s/ Stratton R. Heath III
Stratton R. Heath III

By:	/s/ Kevin G. Levy
Kevin G. Levy

Attorney-in-Fact for:

THE ANNE T. AND ROBERT M. BASS FOUNDATION (1) ANNE T. BASS (2) ROBERT M. BASS (3) J. TAYLOR CRANDALL (4)

(1)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(2)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(3)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

(4)	A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP No. 582411104	Page 21 of 20 Pages

SCHEDULE 13D

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Agreement pursuant to Rule 13d-1(k)(1)(iii), previously filed.

4.6	Standstill Agreement dated effective as of August 5, 1999, between the Reporting Persons and the Issuer, previously filed.